                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Board of Directors of
UMB Scout Money Market Fund, Inc. - Federal Portfolio,
UMB Scout Money Market Fund, Inc. - Prime Portfolio
     and
the Securities and Exchange Commission:

RE: UMB Scout Money Market Fund, Inc. - Federal Portfolio
    UMB Scout Money Market Fund, Inc. - Prime Portfolio
    Form N-17f-2
    File Number 811-3528

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of November 30, 2004. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

      Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2004, with respect to securities of UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO, without prior notice to management:

- Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company and Citibank in book entry form;

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

      In our opinion, management's assertion that UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2004 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

      This report is intended solely for the information and use of the Board of Directors and management of UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                               /s/ BKD, LLP

Kansas City, Missouri
January 21, 2005

Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

     811-3528                                                  November 30, 2004

2. State Identification Number:

AL 25684           AK 60038240        AZ 8467              AR   60004614      CA 504-5889      CO IC-91-02-935

CT 214193          DE 5514            DC 60012560          FL *               GA SC-1505       HI *

ID 48843           IL 60004376        IN 85-0335IC         IA   I-26311       KS 98S0001427    KY M34790

LA 94812           ME MFN207988       MD SM19 980022       MA 04045840        MI 935639        MN R-28088.1

MS MF-98-01-008    MO Q-MT-1282       MT 33721             NE   11062         NV *             NH *

NJ MF-0645         NM 14068           NY S275320           NC *               ND U559          OH 42390

OK SE-2084911      OR 2001-1465       PA 1987-08-113MF     RI *               SC MF11227       SD 10199

TN RM04-1719       TX C 39437-004-13  UT 006-6364-13       VT 1/16/98-18      VA 117738        WA 60019821

WV MF-24127        WI 341388-03       WY 20516             PUERTO RICO

Other (specify):

* Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
     UMB Scout Money Market Fund, Inc. - Prime Portfolio

4. Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

     811-3528                                                  November 30, 2004

2. State Identification Number:

AL 25683              AK 60038239         AZ 8466                AR 60004615        CA 504-5889        CO IC-91-02-935

CT 214194             DE 5513             DC 60012559            FL *               GA SC-1505         HI *

ID 48842              IL 60004376         IN 85-0335IC           IA I-26312         KS 83S0000723      KY M34790

LA 94812              ME MFN207987        MD SM19 980023         MA 04045839        MI 935638          MN R-28088.1

MS MF-98-01-003       MO Q-MT-1282        MT 9203                NE 22646           NV *               NH *

NJ MF-0645            NM 14070            NY S 28-88-54          NC *               ND U558            OH 42390

OK SE-2084910         OR 2001-1465        PA 1987-08-113MF       RI *               SC MF11226         SD 10198

TN RM04-1719          TX C 39436-003-13   UT 006-6364-13         VT 1/16/98-19      VA 117738          WA 60019820

WV MF-24126           WI 341389-03        WY 20516               PUERTO RICO

Other (specify):

* Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
     UMB Scout Money Market Fund, Inc. - Federal Portfolio

4. Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

      We, as members of management of UMB Scout Money Market Fund, Inc. - Federal Portfolio and UMB Scout Money Market Fund, Inc. - Prime Portfolio (the "Company"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2004 and from June 30, 2004 through November 30, 2004.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2004 and from June 30, 2004 through November 30, 2004, with respect to securities reflected in the investment account of the Company.

UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO
UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO

By  /s/ LARRY SCHMIDT
   -------------------------------------
    Larry Schmidt, Senior Vice President